Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duke Realty Corporation

We consent to the incorporation by reference in the registration statement No. 33-55727 on Form S-8 of Duke Realty Corporation of our report dated June 29, 2011 with respect to the statements of assets available for plan benefits of the Duke 401(k) Plan as of December 31, 2010 and 2009, the related statements of changes in assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the Duke 401(k) Plan.

/s/ KPMG, LLP

Indianapolis, Indiana

June 29, 2011